Mail Stop 4561

July 29, 2008

A. Laurence Jones
Chief Executive Officer and President
StarTek, Inc.
44 Cook Street, 4th Floor
Denver, CO 80206

> **Re:** **StarTek, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2008**
> **File No. 001-12793**

Dear Mr. Jones:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note from the risk factor disclosure that StarTek experienced significant turnover in executive management and that StarTek has closed and opened several facilities, though the driving forces behind these changes and the

restructurings are not fully addressed in Management's Discussion and Analysis. Please tell us what consideration you gave to providing a more complete discussion of these matters in MD&A.

Liquidity and Capital Resources, page 15

2.   You disclose that cash flows from operating activities is the principal source of liquidity, yet your discussion of operating cash flows is limited and is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flows. For example, we note that your current disclosure only indicates that the change in operating cash flows is due to the "timing and size of changes in operating assets and liabilities." When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you concluded that your disclosures provide a sufficient basis for readers to analyze the changes in your operating cash flows and how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

3.   We also note your discussion of cash flows addresses fiscal years ended December 31, 2007 and 2006, but does not address 2005. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates

Investments, page 19

4.   Your disclosures indicate that investments are evaluated for other-than-temporary impairment in accordance with the provisions of EITF 03-1. Please note that this pronouncement has been nullified by FASB Staff Position Nos. FAS 115-1 and FAS 124-1. Accordingly, please tell us how you considered these positions when evaluating your investments.

Item 8. Financial Statements and Supplementary Data

Note 15. Quarterly Financial Data (Unaudited), page 57

5.   We note you recorded impairment losses and restructuring charges in the quarters ended June 30, 2007 and September 30, 2007. Please tell us how you considered Item 302(a)(3) of Regulation S-K.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 30

6.   We note the disclosure here and in the March 31, 2008 10-Q that your principal executive and financial officers concluded that StarTek's disclosure controls and procedures were effective and were reasonably designed to ensure that information required to be disclosed by it in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. This definition is more limited that the definition provided under Rule 13a-15(e) of the Exchange Act. Please confirm, if true, that your certifying officers also concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to StarTek's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 307 of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 31

7.   You state that there was no <u>significant</u> change during the most recently completed fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2007. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Signatures, page 59

8.   The report must be signed by, among others, your controller or principal accounting officer. Refer to General Instruction D.(2)(a) of Form 10-K. Please tell us who is signing in the capacity of controller or principal accounting officer.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Compensation Discussion and Analysis

How Individual Forms of Compensation are Structured and Implemented to Reflect the Named Executive Officer's Individual Performance and Contribution, page 11

9. You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Committee. The compensation discussion and analysis should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, consider disclosing the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation and, if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

10. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Jones' bonus, stock and option awards granted in fiscal 2007 as compared to the other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

The Role of Executive Officers in Determining Compensation, page 13

11. Future filings should elaborate on the role of Mr. Jones in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings or meets with the consultants used by the Committee.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Senior Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief